
August 17, 2018

James Cassidy
President
Venus Trail Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

Re: Venus Trail Acquisition Corporation
Form 10-12G
FIled June 21, 2018
File No. 000-55951

Dear Mr. Cassidy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Lee Cassidy, Esq.